[Letterhead of Clifford Chance US LLP]

September 27, 2006

VIA FAX

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.
Registration Statement on Form S-11, filed on September 26, 2006
Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are supplementally providing the Company’s response to the comment of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Keith Gollenberg of the Company, dated September 26, 2006 (the “September 26 Letter”).

For convenience of reference, the Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the September 26 Letter, and is followed by the corresponding response of the Company.

Exhibit 1.1 – Form of Underwriting Agreement

1.	Refer to Section 7(c)(ii) of the underwriting agreement, which makes the underwriters’ obligations subject to the following condition:

any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of a majority in interest of the Underwriters including the Representatives, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of dealing in the secondary market.

Please revise the agreement to limit this condition to material changes, or provide an analysis of why this is a firm commitment underwriting in light of the discretion granted by this clause. Refer to no-action relief granted to The First Boston Corporation (1985).

RESPONSE:

The underwriters have advised the Company that they have interpreted the Staff’s position as set forth in the September 3, 1985 no-action letter, The First Boston Corporation (the “1985 No-Action Letter”), to be that the underwriters can not use a market out provision that gives them the functional

Karen J. Garnett

CBRE Realty Finance, Inc.

September 27, 2006

equivalent of a best efforts underwriting in the guise of a firm commitment underwriting. Section 7(c)(ii) of the underwriting agreement (the “Relevant Provision”), by contrast, does not give the underwriters the ability to terminate their arrangement merely because of an inability to sell the shares of common stock being sold in the offering by the Company and the selling stockholders (the “Offered Securities”). Instead, the Relevant Provision provides that if a change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls occurred that would, in the judgment of the underwriters, be likely to materially prejudice the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of deals in the secondary market, then the underwriters will not be forced to consummate the sale.

The underwriters have advised the Company that it is their view that arrangements such as the Relevant Provision are not inconsistent with the requirements of a firm commitment underwriting. The underwriters have informed the Company that they believe the events described in the Relevant Provision are likely to constitute a “material, adverse event affecting the issuer that materially impairs the investment quality of the offered securities,” which is a basis acknowledged in the 1985 No-Action Letter as appropriate for a market out in a firm commitment underwriting.

Accordingly, the underwriters have confirmed to the Company that they believe that the terms of the underwriting agreement, including the Relevant Provision, are consistent with the Staff’s position on market out provisions as described in the 1985 No-Action Letter and do not provide the underwriters with an ability to terminate the offering because of their inability to market the Offered Securities. In any event, the underwriters have advised the Company that they do believe that they will be firmly committed to purchase the Offered Securities in the offering when they execute the underwriting agreement. Moreover, the underwriters have also indicated to the Company that market out provisions such as those contained in the Relevant Provision have been commonly and continuously used by investment banks since the 1985 No-Action Letter (although, after the events of September 11, 2001, in certain instances, these provisions have been modified slightly consistent with the guidance of the 1985 No-Action Letter). Lastly, the Relevant Provision has been part of the underwriting agreements of many recent IPOs which the Staff has reviewed and previously commented on and none of the Staff’s comments were directed at the Relevant Provision.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 27, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By: /s/ Larry P. Medvinsky

       Larry P. Medvinsky

cc:	Ms. Charito Mittleman
Mr. Thomas Flinn
Ms. Cicely LaMothe
Mr. Keith Gollenberg
Mr. Michael Angerthal
Mr. Mark Kelson, Esq.